# SEC Schedule 13D/A (Amendment No. 65) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Wendy's Company, CIK 0000030697
CUSIP: 95058W100
Title of class of securities: Common Stock, Par Value $.10 Per Share
Address of issuer's principal executive offices: ONE DAVE THOMAS BLVD, DUBLIN, Ohio (OH), 43017
Date of event which requires filing of this statement: 10/28/2026
Amends the filing with accession number 0000930413-26-001914
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, (212) 451-3045

## Reporting persons
- Nelson Peltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 30,946,510; sole dispositive power 9,959,519; shared dispositive power 0; aggregate amount beneficially owned 30,946,510 (16.23% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2026 (the "Form 10-Q").
- Peter W. May: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 30,739,821; sole dispositive power 5,571,285; shared dispositive power 0; aggregate amount beneficially owned 30,739,821 (16.12% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,943,466; sole dispositive power 0; shared dispositive power 14,943,466; aggregate amount beneficially owned 14,943,466 (7.84% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Fund Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,943,466; sole dispositive power 0; shared dispositive power 14,943,466; aggregate amount beneficially owned 14,943,466 (7.84% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Partners GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,798; sole dispositive power 0; shared dispositive power 12,798; aggregate amount beneficially owned 12,798 (0.01% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Partners General Partner, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,798; sole dispositive power 0; shared dispositive power 12,798; aggregate amount beneficially owned 12,798 (0.01% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,014,628; sole dispositive power 0; shared dispositive power 5,014,628; aggregate amount beneficially owned 5,014,628 (2.63% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,297,077; sole dispositive power 0; shared dispositive power 6,297,077; aggregate amount beneficially owned 6,297,077 (3.3% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Partners Parallel Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,172,869; sole dispositive power 0; shared dispositive power 1,172,869; aggregate amount beneficially owned 1,172,869 (0.62% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Partners Strategic Fund G-II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 825,291; sole dispositive power 0; shared dispositive power 825,291; aggregate amount beneficially owned 825,291 (0.43% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Trian Partners Strategic Fund-K, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,620,803; sole dispositive power 0; shared dispositive power 1,620,803; aggregate amount beneficially owned 1,620,803 (0.85% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.
- Matthew Peltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 132,132; shared voting power 327,827; sole dispositive power 132,132; shared dispositive power 327,827; aggregate amount beneficially owned 459,959 (0.24% of the class)
  Comment: * This percentage is calculated based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $.10 Per Share
Name of issuer: The Wendy's Company
Address of issuer's principal executive offices: ONE DAVE THOMAS BLVD, DUBLIN, Ohio (OH), 43017
Comment:
This Amendment No. 65 ("Amendment No. 65") amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008, as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment No. 35 dated April 1, 2009, as amended by Amendment No. 36 dated March 9, 2010, as amended by Amendment No. 37 dated June 10, 2010, as amended by Amendment No. 38 dated February 2, 2011, as amended by Amendment No. 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, as amended by Amendment No. 43 dated September 18, 2014, as amended by Amendment No. 44 dated June 3, 2015, as amended by Amendment No. 45 dated June 18, 2015, as amended by Amendment No. 46 dated June 25, 2015, as amended by Amendment No. 47 dated July 8, 2015, as amended by Amendment No. 48 dated July 20, 2015, as amended by Amendment No. 49 dated December 15, 2015, as amended by Amendment No. 50 dated December 6, 2016, as amended by Amendment No. 51 dated June 6, 2017, as amended by Amendment No. 52 dated February 27, 2018, as amended by Amendment No. 53 dated May 16, 2018, as amended by Amendment No. 54 dated March 7, 2019, as amended by Amendment No. 55 dated August 16, 2019, as amended by Amendment No. 56 dated May 24, 2022, as amended by Amendment No. 57 dated January 13, 2023, as amended by Amendment No. 58 dated March 3, 2023, as amended by Amendment No. 59 dated June 2, 2023, as amended by Amendment No. 60 dated August 23, 2023, as amended by Amendment No. 61 dated August 9, 2024, as amended by Amendment No. 62 dated September 6, 2024, as amended by Amendment No. 63 dated July 8, 2025, and as amended by Amendment No. 64 dated February 18, 2026 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the (i) the Common Stock, par value $.10 per share (the "Common Stock"), of The Wendy's Company (the "Company," formerly known as Wendy's/Arby's Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation ("Triarc") and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy's described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the "Class A Common Stock"), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the "Class B Common Stock"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement.

Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended as follows:

## Item 2. Identity and Background
Name of person filing:
Part (a) of Item 2 is hereby amended and restated in its entirety to read in full as follows:

The persons filing this Statement are Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership ("Trian Master Fund"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Strategic Fund G-II, L.P., a Delaware limited partnership ("Fund-G II"), Trian Partners Strategic Fund-K, L.P., a Delaware limited partnership ("Fund-K"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP" and, together with the foregoing, the "Trian Entities"), Nelson Peltz, a citizen of the United States of America and Peter W. May, a citizen of the United States of America (the Trian Entities and Messrs. Peltz and May are sometimes hereinafter referred to collectively as the "Filing Persons"). As of the date of this Amendment 65, Matthew Peltz ("Mr. M. Peltz"), on the one hand, and all of the other Filing Persons, on the other hand, no longer have any agreement to act together with respect to the acquisition, holding, voting or disposition of their respective holdings of Common Stock of the Company and, accordingly, Mr. M. Peltz is no longer a member of the Section 13(d) group or a Filing Person with respect to the Statement, and references in this Statement to the "Filing Persons" no longer include Mr. M. Peltz. The remaining Filing Persons will continue filing amendments to the Statement to the extent required by applicable law.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Residence or business address:
Part (b) of Item 2 is hereby amended and restated in its entirety to read in full as follows:

The address of the principal office of each of the Trian Entities is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the address of the principal office of Trian Master Fund is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal business address of each of Messrs. Peltz and May is 223 Sunset Avenue, Palm Beach, Florida 33480.
Present principal occupation or employment:
Part (c) of Item 2 is hereby amended and restated in its entirety to read in full as follows:

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore and Trian Master Fund. Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II and Fund-K.

Each of Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I, Fund-G II and Fund-K is primarily engaged in the business of investing in securities. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and other funds, accounts and investment vehicles that it manages. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management. Nelson Peltz's present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and other funds, accounts and investment vehicles managed by Trian Management. Peter W. May's present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and other funds, accounts and investment vehicles managed by Trian Management. Each of Mr. Peltz and Mr. May, along with other senior Trian Management employees, serves on Trian's Investment Committee.
Criminal convictions in the last five years:
Part (d) of Item 2 is hereby amended and restated in its entirety to read in full as follows:

None of the Filing Persons nor any director, executive officer, general partner or controlling person of any of the Filing Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years:
Part (e) of Item 2 is hereby amended and restated in its entirety to read in full as follows:

The information in Item 2(d) is incorporated herein by reference.
Citizenship:
Part (f) of Item 2 is hereby amended and restated in its entirety to read in full as follows:

The information in Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the following:

As described in the Proposal (as defined below), Trian Management and its affiliated funds and related parties and Flynn Group LP ("Flynn" and, together with Trian Management, the "Proposal Parties"), along with BlueFive Capital ("BlueFive") and Sixth Street Partners ("Sixth Street"), intend to finance the Proposed Transaction (as defined below) with a combination of (i) equity financing from the Proposal Parties, BlueFive, Sixth Street and other investors and (ii) shares of Common Stock beneficially owned by the Filing Persons being rolled over as part of the Proposed Transaction. The Proposal Parties also noted that they expect to deliver executed equity commitment letters for the cash consideration at the signing of definitive transaction agreements, and that the Proposed Transaction would not be subject to a financing condition or require any new debt. The Proposal Parties further indicated that they anticipate that the Company's existing securitization financing would remain in place following closing. The equity financing for the transactions contemplated by the Proposal remains subject to negotiation, and the Proposal Parties can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

Since the filing of Amendment No. 64, Mr. May, in his capacity as a director of the Company, was awarded 4,166 shares of Common Stock on April 3, 2026, 4,262 shares of Common Stock on June 29, 2026 and 4,009 shares of Common Stock on September 29, 2026. In addition, since the filing of Amendment No. 64, Mr. May received 20,967 restricted shares of Common Stock on May 20, 2026 upon his re-election to the board of directors of the Company (the "Board") pursuant to the terms of the Company's 2020 Omnibus Award Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety to read in full as follows:

On October 28, 2026, Trian Management, which, together with its affiliated funds and related parties, beneficially owns approximately 16.25% of the outstanding Common Stock, and Flynn, together with BlueFive and Sixth Street, submitted to the Board a non-binding proposal (the "Proposal") for a newly formed entity to acquire all of the outstanding shares of Common Stock not currently beneficially owned by the Filing Persons (the "Proposed Transaction") for a price of $7.35 per share in cash (the "Per Share Price"), assuming approximately 194.0 million shares of Common Stock outstanding on a fully diluted basis using the treasury stock method, consisting of approximately (a) 190.7 million shares of Common Stock, (b) 12.0 million outstanding stock options with a weighted average exercise price of $15.57 per share and (c) 3.3 million restricted stock units, inclusive of RSUs, RSAs and PSUs, as disclosed in the Company's most recent public filings. In connection with the Proposal, Trian Management and Flynn have entered into a letter agreement (the "Proposal Cooperation Letter") pursuant to which, among other things, the parties thereto have agreed to cooperate with respect to the Proposal and the Proposed Transaction and allocate costs, expenses and responsibilities related thereto. In addition, the Proposal Cooperation Letter prohibits Flynn, its Affiliates and its Representatives (in each case as defined therein) from acquiring beneficial ownership of, or economic exposure to, Securities (as defined below) until the termination of the Proposal Cooperation Letter.

In the Proposal, the Proposal Parties indicated that the Per Share Price represents an approximate 20% premium to the closing price of the Common Stock on October 27, 2026. The Proposal also noted that the Proposed Transaction would provide shareholders with the opportunity to realize certain value at an attractive premium, in lieu of continued exposure to market volatility while the Company works to manage its balance sheet against approaching debt maturities and the significant capital investment needed for the brand, all under the short-term pressure of public markets. The Proposal Parties further stated that they believe private ownership is the better path and would provide the patient, long-duration capital needed to restore the business and the franchise system to a position of strength.

In the Proposal, the Proposal Parties indicated that (i) the Proposed Transaction would be subject to the negotiation and execution of mutually acceptable definitive documentation and (ii) it was their expectation that the special committee of independent, disinterested directors of the Board (the "Special Committee") would consider the Proposed Transaction and make a recommendation to the Board. In addition, the Proposal Parties stated that they believe this is the right time for the Company's shareholders to have the opportunity to realize certain premium value, free from the risks associated with a complex, multi-year transformation in a challenging environment. The Proposal Parties further stated that they believe a private company structure will also deliver the best outcome for the Company's broader stakeholder base. The Proposal states that the Proposal Parties have retained legal and financial advisors in connection with the Proposed Transaction.

The Proposal may result in one or more transactions, events or actions specified in clauses (a) through (j) of Schedule 13D, including, without limitation, an acquisition of additional securities of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, delisting of the Common Stock from the Nasdaq Stock Market and other material changes in the Company's business or corporate structure. No assurances can be given that a definitive agreement will be reached or that the Proposed Transaction will be consummated. The Proposal is an expression of interest only and the Proposal Parties reserve the right to modify or withdraw the Proposal at any time, with or without prior notice.

The Filing Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plans or proposals at any time. The Filing Persons intend to review alternatives with respect to their investment in the Company on a continuing basis and from time to time communicate with knowledgeable industry participants and other third parties regarding their investment. Depending on various factors, including, without limitation, the outcome of any discussions referenced herein, the Filing Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including, without limitation; proposing changes with respect to the Company and/or soliciting proxies from other stockholders of the Company in connection therewith; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) (collectively, "Securities"), including through or in connection with an extraordinary corporate transaction (such as a merger) involving the Company, or disposing of some or all of the Securities beneficially owned by the Filing Persons from time to time (which may include distributing some or all of such Securities to such Filing Person's respective members, stockholders, partners or beneficiaries, as applicable, transferring Securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), in public market, privately negotiated transactions, block sales or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Persons' economic exposure with respect to their investment in the Company; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Filing Persons and their affiliates plan to engage in discussions with members of management and the Board and their respective representatives (including their respective professional advisors), and expect to engage in discussions with the Special Committee and its representatives (including their respective professional advisors) in connection with the Proposed Transaction and plan to continue to engage in discussions with potential financing sources in connection with the Proposed Transaction. While the Proposal remains under consideration by the Board and the Special Committee, the Filing Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposed Transaction with, the Board and the Special Committee and their respective representatives.

In connection with the Proposed Transaction, the Filing Persons have entered into confidentiality agreements and non-binding financing commitments (some of which may contain restrictions on the ability of the parties thereto to acquire shares of Common Stock or other Securities), and may enter into additional confidentiality arrangements (some of which may contain restrictions on the ability of the parties thereto to acquire shares of Common Stock or other Securities), financing commitments, rollover agreements, contribution agreements, subscription agreements, limited partnership agreements, limited liability company agreements, and other agreements, arrangements and understandings with potential investors, financing sources and other interested parties with respect to the Proposed Transaction or other transactions in respect of the Common Stock or other Securities. To facilitate the Proposal Parties' confirmatory due diligence, the Filing Persons have entered into a confidentiality agreement with the Company which contains customary standstill terms.

The Filing Persons do not intend to update or provide additional disclosures regarding the Proposal or the Proposed Transaction until a definitive agreement has been entered into, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Filing Persons and their affiliates may participate in any process regarding the Company and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to the Company, including, without limitation, submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal or any such expression of interest; engaging advisors or other third parties; communicating with the Company, its subsidiaries and representatives and other third parties (including, without limitation, various advisors, industry analysts, investment and financing professionals, other shareholders of the Company and financing sources) and any potential co-investors; taking actions regarding prospective equity and/or debt financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters, rollover agreements, contribution agreements and/or any related or similar agreements; and preparing, revising and negotiating agreements with the Company, potential investors and financing sources, professional advisors and other interested parties.

The foregoing summary of the Proposal and the Proposal Cooperation Letter is qualified in its entirety by reference to the full text of the Proposal and the Proposal Cooperation Letter, copies of which are attached hereto as Exhibit 46 and Exhibit 47, respectively, and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Part (a) of Item 5 is hereby amended and restated in its entirety to read in full as follows:

As of 4:00pm., New York City time, on October 27, 2026, the Filing Persons beneficially owned, in the aggregate, 30,979,420 shares of Common Stock, representing approximately 16.25% of the outstanding Common Stock (based upon 190,669,930 shares of Common Stock outstanding as of July 31, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended on June 28, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose:
Part (b) of Item 5 is hereby amended and restated in its entirety to read in full as follows:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 9,959,519 shares of Common Stock. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 5,571,285 shares of Common Stock. Mr. M. Peltz directly owns and has the sole power to dispose of and vote 132,132 shares of Common Stock.

Claudia Peltz, Mr. Peltz's wife, is the beneficial owner of 44,169 shares of Common Stock. These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Mrs. Peltz was the sole member. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Mrs. Peltz. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz 2009 Family Trust is the beneficial owner of 132,397 shares of Common Stock. Mrs. Peltz, Mr. M. Peltz, Mr. B. Peltz, another Peltz family member and an unaffiliated third party serve as the trustees of the Peltz 2009 Family Trust. The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the 2009 Family Trust. Each of the trustees disclaims beneficial ownership of such shares.

The Nelson Peltz 2023 Non-Pourover Revocable Trust (the "Peltz 2023 Trust") is the beneficial owner of 19,140 shares of Common Stock. Mr. Peltz is the sole trustee and sole beneficiary of the Peltz 2023 Trust. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz 2023 Trust.

In addition, certain of Mr. Peltz's children (the "Peltz Children") beneficially own 81,104 shares of Common Stock, which Mr. Peltz may be deemed to beneficially own. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 195,430 shares of Common Stock. Mr. and Mrs. Peltz, Mr. M. Peltz and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 32,910 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 5,571,285 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 10,192,160 share of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz and the Peltz Family Foundation). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 5,014,628 shares of Common Stock, Trian Master Fund directly owns 6,297,077 shares of Common Stock, Parallel Fund I directly owns 1,172,869 shares of Common Stock, Trian GP directly owns 12,798 share of Common Stock, Fund-G II directly owns 825,291 shares of Common Stock, and Fund-K directly owns 1,620,803 shares of Common Stock. Mr. Peltz and Mr. May, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (as discussed in Item 2 above), may be deemed to have share voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock directly owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K and Trian GP. Each of Mr. Peltz and Mr. May disclaim beneficial ownership of such shares for all other purposes.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 30,946,510 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Mrs. Peltz, the Peltz 2009 Family Trust, the Peltz Children, the Peltz Family Foundation, the Peltz 2023 Trust, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding shares beneficially owned by the May Family Foundation), representing approximately 16.23% of the outstanding shares of Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 30,739,821 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding share beneficially owned by Ms. Peltz, and the Peltz Family Foundation), representing approximately 16.12% of the outstanding shares of Common Stock.

Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP, Fund-G II, and Fund-K beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,014,628, 6,297,077, 1,172,869, 12,798, 825,291, and 1,620,803 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, and Fund-K (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, and Fund-K directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May disclaims beneficial ownership of such shares for all other purposes. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May, by virtue of their relationships to Trian GP (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May disclaims beneficial ownership of such shares for all other purposes.
Transactions in the class effected during the past sixty days:
Part (c) of Item 5 is hereby amended and supplemented by the following:

Except as set forth in Item 3 above, there have been no transactions by the Filing Persons during the sixty days preceding the filing of this Amendment No. 65.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Part (e) of Item 5 is hereby amended and supplemented by the following:

As of the date of this Amendment 65, Mr. M. Peltz is no longer a member of the Section 13(d) group or a Filing Person with respect to the Statement, and references in this Statement to the "Filing Persons" no longer include Mr. M. Peltz.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the following:

The information set forth in Items 3 and 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 46 - Letter to the Board of Directors of the Company, dated as of October 28, 2026
Exhibit 47 - Letter Agreement, dated as of October 28, 2026, by and between Trian Fund Management, L.P. and Flynn Group LP

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (10/28/2026)
- Peter W. May: /s/ Peter W. May, Peter W. May (10/28/2026)
- Trian Fund Management, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (10/28/2026)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (10/28/2026)
- Trian Partners GP, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (10/28/2026)
- Trian Partners General Partner, LLC: /s/ Peter W. May, Member (10/28/2026)
- Trian Partners, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (10/28/2026)
- Trian Partners Master Fund, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (10/28/2026)
- Trian Partners Parallel Fund I, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (10/28/2026)
- Trian Partners Strategic Fund G-II, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (10/28/2026)
- Trian Partners Strategic Fund-K, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (10/28/2026)
- Matthew Peltz: /s/ Matthew Peltz, Matthew Peltz (10/28/2026)